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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 1)*
FOUNDATION COAL HOLDINGS, INC. (Name of Issuer)
Common Stock, $0.01 par value (Title of Class of Securities)
35039W100 (CUSIP Number)
Leslie A. Grandis McGuireWoods LLP One James Center 901 East Cary Street Richmond, Virginia 23219 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
September 14, 2005 (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

        Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No.            35039W100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) AMCI Acquisition III, LLC* IRS No. 13-4284949

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization Delaware

Number of Shares		7.	Sole Voting Power 0
Beneficially
Owned by Each		8.	Shared Voting Power 1,505,210
Reporting
Person With		9.	Sole Dispositive Power 0

		10.	Shared Dispositive Power 1,505,210

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,505,210

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 3.4%

14.	Type of Reporting Person (See Instructions) OO

*
AMCI Acquisition, LLC ("AMCI") and Hans J. Mende filed a Schedule 13D on January 18, 2005 relating to shares of Common Stock, par value $0.01 per share of Foundation Coal Holdings, Inc. On September 13, 2005 AMCI Acquisition, LLC was merged with and into AMCI Acquisition III, LLC, a Delaware limited liability company.

  CUSIP No.            35039W100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Hans J. Mende

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization

Number of Shares		7.	Sole Voting Power 0
Beneficially
Owned by Each		8.	Shared Voting Power 1,505,210
Reporting
Person With		9.	Sole Dispositive Power 0

		10.	Shared Dispositive Power 1,505,210

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,505,210

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 3.4%

14.	Type of Reporting Person (See Instructions) IN

Item 1.    Security and Issuer

        This Amendment No. 1 (this "Amendment") supplements and amends the Schedule 13D (the "Schedule 13D") filed on October 12, 2005 by AMCI Acquisition III, LLC ("AMCI III") and Hans J. Mende ("Mende") relating to the shares of common stock, par value $0.01 per share (the "Common Stock") of Foundation Coal Holdings, Inc. (the "Issuer"). Unless otherwise indicated, each capitalized term used but not defined in this Amendment has the meaning assigned to such term in the Schedule 13D. The issuer has its principal executive offices at 999 Corporate Blvd, Suite 300, Linthicum Heights, MD 21090.

Item 2.    Identity and Background

        Item 2 is hereby amended and supplemented by deleting it in its entirety and replacing it with the following paragraph:

        A Schedule 13D was originally filed by AMCI and Mende on January 18, 2005. On September 13, 2005, AMCI was merged with and into AMCI Acquisition III, LLC, a Delaware limited liability company ("AMCI III").

        This Amendment is being filed by AMCI III and Mende collectively, the "Reporting Persons". AMCI III directly owns the shares of Common Stock reported in Item 5. Mende is the President of AMCI III and holds a 40% beneficial interest in AMCI III. The Kirmar Limited Partnership (of which Mende owns a .6% general partnership interest, a .4% general partnership held jointly with Fritz R. Kundrun (with rights of survivorship) and Mende's son and daughter each own a 49.5% limited partnership interest) owns a 10% beneficial interest in AMCI III. By virtue of such relationship, Mende may be deemed to beneficially own the shares of Common Stock directly owned by AMCI III.

        AMCI III is a Delaware limited liability company with a limited term of existence, the principal purpose of which is to hold equity securities. Mende is the President of AMCI III.

        The principal business and office address of the Reporting Persons is 1105 North Market Street, Suite 1300, Wilmington, Delaware 19890.

        Information with respect to executive officers and directors of AMCI III, including name, business address, present principal occupation or employment and the organization in which such employment is conducted, and citizenship is listed on the attached Schedule I, which is incorporated in this Amendment by reference.

        During the last five years, none of the Reporting Persons nor any executive officer or director of AMCI III has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.    Purpose of Transaction

        Item 4 is hereby amended and supplemented by adding the following at the end thereof:

        On September 14, 2005, AMCI III, the Issuer, and certain other shareholders of the Issuer entered into an underwriting agreement (the "Underwriting Agreement") with Morgan Stanley & Co. Incorporated ("Morgan Stanley") as representative of several underwriters (the "Underwriters") providing for the sale by AMCI III of 1,500,000 shares of Common Stock to the Underwriters. On September 20, 2005, AMCI III completed the sale of these shares of Common Stock in a public offering (the "Offering") pursuant to a registration statement on Form S-1 (File No. 333-127848) filed by the Issuer with the Securities and Exchange Commission on August 25, 2005 and thereafter amended on September 7 and 13, 2005 (as amended, the "Registration Statement").

        The Registration Statement was filed with the Securities and Exchange Commission and has been declared effective. This Amendment shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of Common Stock in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state. The Offering is being made only by means of a prospectus. A written prospectus meeting the requirements of Section 10 of the Securities Act of 1933 may be obtained at no cost by writing or calling the Issuer at the following address:

Foundation Coal Corporation 999 Corporate Boulevard, Suite 300 Linthicum Heights, MD 21090 (410) 689-7500 Attention: Vice President Investor & Media Relations

Item 5.    Interest in Securities of the Issuer

        Item 5 is hereby amended and supplemented by deleting it in its entirety and replacing it with the following:

        (a)   As of September 14, 2005, AMCI III directly beneficially owned an aggregate of 1,505,210 shares of Common Stock, constituting approximately 3.4% of the 44,630,047 shares of Common Stock outstanding following the Offering (based on information set forth in the Registration Statement). Mende may be deemed to indirectly beneficially own such shares by virtue of relationships reported in Item 2.

        (b)   AMCI III shares the power to vote or direct the vote and the power to dispose or direct the disposition of all shares of common stock held by it with its President, Mende.

        (c)   Other than the transaction described in Item 4, the Reporting Persons have not effected any transactions during the past 60 days in the Common Stock.

        (d)   No person other than the Reporting Persons has the right to receive, or the power to direct the receipt of dividends from, or the power to direct the receipt of proceeds of the sale of, the shares of Common Stock owned by the Reporting Persons.

        (e)   Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

JOINT FILING AGREEMENT

        Item 6 is hereby amended and supplemented by adding the following at the end thereof:

        A Joint Filing Agreement dated September 14, 2005 by and between AMCI III and Mende has been executed by the Reporting Persons, and a copy of the Joint Filing Agreement has been filed as Exhibit 6 to this Amendment. Item 6 is hereby amended and supplemented by adding the following at the end thereof:

UNDERWRITING AGREEMENT

        On September 14, 2005, AMCI III, the Issuer, and certain other shareholders of the Issuer entered into the Underwriting Agreement with the Underwriters providing for the sale by AMCI III of 1,500,000 shares of Common Stock to the Underwriters. Pursuant to the Underwriting Agreement

AMCI III agreed, subject to certain exceptions, not to directly or indirectly dispose of any shares of Common Stock or securities convertible into or exchangeable for shares of Common Stock during the period that is 90 days from September 14, 2005, except with the prior written consent of Morgan Stanley and Citigroup Global Markets Inc. ("CGMI"), with certain exceptions. In addition, AMCI III agreed that, without the prior written consent of Morgan Stanley and CGMI, it will not during such period make any demand for or exercise any right with respect to the registration of any shares of Common Stock, provided that AMCI III may demand registration pursuant to the Registration Rights Agreement of the Issuer, dated August 17, 2004, so long as no registration statement is filed during such period.

        The Underwriting Agreement is filed as Exhibit 7 hereto and is incorporated by reference herein. The summary of the Underwriting Agreement in Items 4 and 6 is qualified in its entirety by reference to the text of Exhibit 7 hereto.

        The foregoing summary Underwriting Agreement is qualified in its entirety by reference to the text of Exhibit 7 which is incorported by this reference.

LOCK-UP LETTER

        In connection with the execution of the Underwriting Agreement and the consummation of the Offering, Mende signed a lock-up letter (the "Lock-Up Letter") with the Underwriters whereby Mende agreed, subject to certain exceptions, not to directly or indirectly dispose of any shares of Common Stock or securities convertible into or exchangeable for shares of Common Stock during the period that is 90 days from September 14, 2005, except with the prior written consent of Morgan Stanley and Citigroup Global Markets Inc. ("CGMI"), with certain exceptions. The Lock-Up Letter is filed as Exhibit 8 hereto and is incorporated by reference herein. The summary of the Lock-Up Letter in this Item 6 is qualified in its entirety by reference to the text of Exhibit 8 hereto.

Item 7. Material to be Filed as Exhibits

Exhibit 6	Joint Filing Agreement of Amendment No. 1 to Schedule 13D
Exhibit 7
Underwriting Agreement dated September 14, 2005 by and between the Issuer, First Reserve Fund IX, L.P., Blackstone FCH Capital Partners IV L.P., Blackstone Family Investment Partnership IV-A L.P., AMCI Acquisition III, LLC, and Morgan Stanley (as representative of several underwriters), filed by the Issuer with the Securities and Exchange Commission on September 13, 2005 as Exhibit 1.1 to Amendment No. 2 to the Registration Statement on Form S-1 (File No. 333-127848) and incorporated by reference herein as Exhibit 7 to this Amendment
Exhibit 8
Form of Lock-Up Letter signed by certain stockholders of the Issuer, filed by the Issuer with the Securities and Exchange Commission on September 13, 2005 as Exhibit A to Exhibit 1.1 to Amendment No. 2 to the Registration Statement on Form S-1 (File No. 333-127848) and incorporated by reference herein as Exhibit 8 to this Amendment

Signature

        After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement with respect to such person is true, complete and correct.

Date: September 14, 2005
AMCI ACQUISITION III, LLC
By: /s/ HANS J. MENDE
Name: Hans J. Mende
Title: President
/s/ HANS J. MENDE Hans J. Mende

Schedule I

        The name, business address, citizenship, position with AMCI Acquisition III, LLC and present principal occupation or employment of each of the executive officers and directors of AMCI Acquisition III, LLC are set forth below:

Name	Business Address	Citizenship	Position with AMCI Acquisition III, LLC	Principal Occupation or Employment
Hans J. Mende	(1)	Germany	President and Member	President and Chief Executive Officer of American Metals & Coal International, Inc.
Michael J. Walker	(1)	United States	Executive Vice President, Treasurer and Manager	Executive Vice President and Treasurer of Laurel Mountain Management, Inc.
Angela Robin Grace	(1)	United States	Secretary	Secretary of Laurel Mountain Management, Inc.

(1)
1105 North Market Street, Suite 1300, Wilmington, Delaware 19890

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Signature
Schedule I